
10011284

SEC Mail Processing
Section

MAR 3 1 2010

Washington, DC
112


Codorus Valley Bancorp, Inc.
2009 Annual Report

About Our Company

Incorporated in 1986, Codorus Valley Bancorp, Inc. is a one-bank holding company that provides a full range of financial services through its principal subsidiary, PeoplesBank, A Codorus Valley Company. As a publicly-held corporation, common stock in Codorus Valley Bancorp, Inc. is traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, located at 105 Leader Heights Road, York, Pennsylvania 17403.

PeoplesBank, with origins dating back to 1864, is the largest independent community bank headquartered and managed in York County, Pennsylvania. Focused on acquiring and nurturing financial relationships with small and mid-sized businesses and consumers, PeoplesBank provides business, personal, and mortgage banking services as well as wealth management and real estate settlement services throughout its network of seventeen financial centers located in York County, Pennsylvania and Baltimore and Harford Counties in Maryland.

Selected Financial Data

	2009	2008	2007	2006	2005
Summary of operations *(in thousands)*					
Interest income	**$ 40,310**	$ 36,732	$ 39,169	$ 33,319	$ 25,572
Interest expense	**16,358**	15,809	18,489	15,077	9,149
Net interest income	**23,952**	20,923	20,680	18,242	16,423
Provision for (recovery of) loan losses	**3,715**	1,870	(554)	650	775
Noninterest income	**7,497**	6,665	5,688	5,465	5,003
Noninterest expense	**24,491**	20,044	18,368	15,890	14,482
Income before income taxes (benefit)	**3,243**	5,674	8,554	7,167	6,169
Provision (benefit) for income taxes	**(191)**	1,209	2,180	1,845	1,552
Net income	**3,434**	4,465	6,374	5,322	4,617
Preferred stock dividends and discount accretion	**957**	-	-	-	-
Net income available to common shareholders	**$ 2,477**	$ 4,465	$ 6,374	$ 5,322	$ 4,617
Per common share *(adjusted for stock dividends)*					
Net income, basic	**$ 0.61**	$ 1.13	$ 1.64	$ 1.38	$ 1.21
Net income, diluted	**$ 0.61**	$ 1.12	$ 1.61	$ 1.35	$ 1.18
Cash dividends paid	**$ 0.26**	$ 0.51	$ 0.56	$ 0.44	$ 0.41
Stock dividends distributed	**-**	5%	5%	10%*	5%
Book value	**$ 13.60**	$ 12.99	$ 12.33	$ 11.08	$ 10.08
Cash dividend payout ratio	**42.3%**	45.1%	33.8%	32.0%	33.6%
Weighted average shares outstanding	**4,042,910**	3,965,996	3,881,501	3,846,877	3,831,399
Weighted average diluted shares outstanding	**4,042,910**	3,990,956	3,965,980	3,937,050	3,907,787
**includes a special 5% stock dividend*					
Profitability ratios					
Return on average shareholders' equity *(ROE)*	**4.9%**	8.9%	13.9%	13.0%	12.3%
Return on average assets *(ROA)*	**0.41%**	0.71%	1.11%	1.05%	1.06%
Net interest margin	**3.23%**	3.68%	3.97%	3.97%	4.16%
Efficiency ratio	**74.6%**	70.6%	67.4%	65.1%	66.1%
Net overhead ratio	**2.07%**	2.14%	2.20%	2.04%	2.16%
Capital ratios					
Tier 1 risk-based capital	**11.8%**	10.0%	12.1%	12.0%	10.6%
Total risk-based capital	**12.9%**	10.8%	12.9%	12.7%	11.3%
Average shareholders' equity to average assets	**8.4%**	7.9%	8.0%	8.1%	8.6%
Summary of financial condition at year-end *(in thousands)*					
Investment securities	**$ 178,454**	$ 77,287	$ 84,369	$ 80,926	$ 69,664
Loans	**647,143**	580,451	447,497	407,260	369,631
Assets	**892,831**	702,766	594,607	548,212	476,052
Deposits	**722,957**	598,129	511,968	456,645	385,154
Borrowings	**92,748**	47,779	30,660	45,339	49,493
Equity	**72,012**	52,181	48,415	42,786	38,729
Other data					
Number of bank offices	**17**	17	14	14	14
Number of employees *(full-time equivalents)*	**201**	200	179	168	163
Wealth Management assets, market value *(in thousands)*	**$ 325,482**	$ 261,153	$ 320,655	$ 259,453	$ 213,735

Board of Directors

Codorus Valley Bancorp, Inc. and PeoplesBank

Rodney L. Krebs
Chairman,
Codorus Valley Bancorp, Inc.
and PeoplesBank
President,
Springfield Contractors, Inc.

Larry J. Miller
Vice Chairman, President,
and Chief Executive Officer,
Codorus Valley Bancorp, Inc.
and PeoplesBank

D. Reed Anderson, Esquire
Stock and Leader
Attorney at Law

MacGregor S. Jones
Retired Automobile Dealer

William H. Simpson
Vice Chairman,
Susquehanna Real Estate LP

Dallas L. Smith
President,
Bruce V. Smith, Inc.

Donald H. Warner
President,
Warners Motor Express, Inc.

Hon. Michael L. Waugh
28th Senatorial District
York County

Corporate Officers

Codorus Valley Bancorp, Inc.

Larry J. Miller
President and CEO

Harry R. Swift, Esquire
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Diane E. Hill, CPA
Vice President and Auditor

You're Welcome Here!

PeoplesBank Leadership Group

Larry J. Miller
President and Chief Executive Officer
717-747-1500
lmiller@peoplesbanknet.com

Harry R. Swift, Esquire
Executive Vice President and Secretary
717-747-1501
rswift@peoplesbanknet.com

Jann Allen Weaver, CPA
Executive Vice President
and Chief Financial Officer
717-747-1502
jweaver@peoplesbanknet.com

Matthew A. Clemens, SPHR
Senior Vice President,
Human Resources Division
717-747-1507
mclemens@peoplesbanknet.com

David J. Cover, CRSP
Senior Vice President,
Senior Settlement Advisor
717-747-1517
dcover@peoplesbanknet.com

Lynn D. Crenshaw
Senior Vice President,
Retail Sales and Services Division
717-747-1509
lcrenshaw@peoplesbanknet.com

David R. Kenney
Senior Vice President,
Wealth Management Division
717-747-1557
dkenney@peoplesbanknet.com

Kent A. Ketterman
Senior Vice President,
Senior Business Advisor
717-747-1506
kketterman@peoplesbanknet.com

Jeffrey A. Snyder
Senior Vice President,
Chief Lending Officer
717-747-1515
jsnyder@peoplesbanknet.com

Todd A. Tyson, CFSSP, CBAP
Senior Vice President,
General Services Division
and Security Officer
717-747-1510
ttyson@peoplesbanknet.com

Scott T. Weaver
Senior Vice President, Cashier,
and Chief Credit Officer
717-747-1508
sweaver@peoplesbanknet.com

Nathan A. Eifert
Vice President,
Director of Marketing
717-747-1520
neifert@peoplesbanknet.com

Diane E. Hill, CPA
Vice President,
Auditor
717-747-1550
dhill@peoplesbanknet.com

Keith L. Sheffer
Vice President,
Mortgage Banking Division
717-747-1540
ksheffer@peoplesbanknet.com

Common Stock, Dividend, and Broker Information

The common shares of Codorus Valley Bancorp, Inc. are traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley had approximately 1,005 registered shareholders of record as of March 1, 2010. The following table sets forth high and low sales prices and dividends paid per common share for Codorus Valley as reported by NASDAQ during the periods indicated. The sales prices and cash dividends per common share listed are adjusted for common stock dividends.

	2009			2008		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$9.05	$6.50	$0.120	$16.90	$14.60	$0.133
Second	9.86	6.05	0.080	17.40	13.62	0.133
Third	7.50	5.75	0.030	14.25	5.40	0.120
Fourth	6.24	5.12	0.030	11.86	7.75	0.120

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.
1-800-842-8928

RBC Wealth Management
1-800-344-4413

Internet Information

Information about products and services that are offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select About Us, then select Investor Relations, then select SEC Filings), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Annual Shareholders Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 18, 2010, at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075. Phone 1-800-468-9716.

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by contacting the transfer agent above.

IN MEMORY OF

Jeffrey C. Bortner, Esq.

1923-2010

Story Teller
Inquisitive Mind
Lifelong Learner
Student of History
Gifted Communicator

—Counselor—



To Our Shareholders

I believe you would agree that 2009 was another challenging year for the financial services industry and for banking professionals. In my 39-year career at PeoplesBank, the financial services subsidiary of Codorus Valley Bancorp, Inc., I have never witnessed the economic turmoil, double digit unemployment and rapid loss of homeowner equity caused by the near total collapse of the world's financial system. Mortgage bankers (sub-prime lending) and money-center banks (derivative investment products) were initially and rightfully vilified for their respective actions in creating what is now known as the "Great Recession."

In order to stabilize and stimulate the economy, Federal Reserve Chairman Ben Bernanke injected more than $2 trillion into the monetary system and reduced nominal short-term interest rates to zero. Also, the U.S. Congress passed the $700 billion Emergency Economic Stabilization Act of 2008. The Act's purposes were to preserve or create three million jobs and to provide capital to support the financial services industry.

The Act included funding for the U.S. Treasury's Capital Purchase Program. The Treasury and banking regulators encouraged strong, healthy financial institutions, such as Codorus Valley, to participate. Based upon our business plan and anticipated capital needs, Codorus Valley applied for, and received, $16.5 million in capital funds from the sale of nonvoting perpetual preferred stock and common stock warrants to the U.S. Treasury. We believe Codorus Valley is effectively deploying the additional capital as our financial performance in 2009 included significant loan and deposit growth.

Codorus Valley Bancorp, Inc. achieved record balance sheet growth in 2009, as assets increased $190 million or 27 percent above year-end 2008, ending the year at $893 million. Total deposits ended 2009 at $723 million, an increase of $125 million or 21 percent above 2008. This growth propelled PeoplesBank to the third highest market share in York County deposits. Total loans grew $67 million to end the year at $647 million, an 11 percent increase over 2008.

In March 2009, the low point of the U.S. stock market during the Great Recession, assets managed by the Wealth Management Division totaled $243 million. Through asset accumulation and market appreciation, managed assets ended the year 2009 at $325 million, a 34 percent increase.

While we were very pleased with the foregoing performance, we continued to be challenged by credit quality and related expenses, net interest margin compression and costs associated with FDIC deposit insurance premiums and assessments. As a result Codorus Valley Bancorp, Inc. earned net income available to common shareholders of $2,477,000 in 2009, compared to $4,465,000 earned in 2008; a decrease of 45 percent. Measured by key financial ratios, such as return on average assets and return on average equity, Codorus Valley still outperformed its peer group average for bank holding companies in the Third Federal Reserve District for 2009.

The $1.8 million increase in the provision for loan losses, between 2008 and 2009, was necessary for two distinctly different reasons. First, the provision was increased to support impaired commercial real estate loans that are currently in collection. Second, the provision was increased to support the significant growth in the loan portfolio as described previously.

FDIC premiums and assessments in 2009 increased $1.1 million, or 332 percent, above 2008. Of total FDIC costs, $382,000 pertained to a special assessment imposed on all commercial financial institutions based upon an FDIC assessment formula. This special assessment, and other subsequent actions taken by the FDIC, was necessary to help replenish the Deposit Insurance Fund due to bank failures.

Throughout the year, PeoplesBank continued developing banking relationships with clients at our three newest locations in Hunt Valley and Bel Air, MD, and Hanover, PA. We are very pleased with their progress, as the Maryland Banking Division has collectively closed over $105 million in new loans since its opening in 2008 and the North Hanover financial center has exceeded our expectations.

In November 2009, PeoplesBank relocated its East York financial center to a leased facility at 2410 Eastern Boulevard, York. The old location, which was owned by PeoplesBank, has been sold and is awaiting settlement. The new location is better situated to meet the needs of our growing client base in that market.

You may have noticed the new marketing tag line that was unveiled at last year's Annual Shareholders' meeting. As we developed new and deepened existing client relationships, we took note of the actions of our competitors and reacted accordingly. Specifically, due to mergers and changes in business philosophies within the industry, our competition continually invited their clients to seek financial services elsewhere. In response, we developed and implemented ***"You're Welcome Here!"*** as PeoplesBank's tag line, business philosophy and mantra. Based upon the strong growth in the number of households we now serve and their related deposits and loans, we believe our business plan has been effective.

Before closing, I must sadly report the passing of someone larger than life, Jeffrey C. Bortner, Esq. Mr. Bortner served this Corporation as a member of its Board of Directors from 1962 until 1993, retiring as Chairman of the Board of Directors. His legacy as a staunch supporter of Codorus Valley and the communities we collectively serve is well documented. For many, Jeff will be remembered for his jocularity and his command of the English language. For me, he will be remembered fondly and simply as Counselor.

The pundits in Washington, D.C. claim that the Great Recession has ended, but we believe that our nation is still in the throes of an economic event that continues to evolve. Despite these difficult times, we have made significant progress in addressing the challenges that Codorus Valley, our clients and our community have faced, and we feel that our actions have positioned us well for the forecasted economic upturn.

To everyone associated with Codorus Valley Bancorp, Inc., thank you for your leadership, dedication and empathy during these very difficult times. And thank you, our shareholders, for your patience, support and financial commitment. We sincerely appreciate your continued long-term investment and confidence in Codorus Valley Bancorp, Inc.



Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and PeoplesBank, A Codorus Valley Company

PeoplesBank Directors Emeritus

M. Carol Druck
Barry A. Keller
Bernard F. Young

Bank Officers and Managers

Thomas W. Hodgins
Senior Vice President,
Director of the Maryland Banking Group

Lorrie A. Schenning
Senior Vice President, Business Banking

Stephen M. Altland
Vice President, Senior Trust Advisor

Gregg A. Elicker
Vice President, Administrative Services

M. Scott Elliott
Vice President, Business Banking

Terrence M. Gingrow
Vice President, Business Banking

Jeffrey E. Grove
Vice President, Business Banking

James B. Hess, III
Vice President, Business Banking

Dawn C. Paul
Vice President and Controller

Stephen T. Sherman
Vice President, Business Banking

Brady J. Barnes
Assistant Vice President, Business Banking

Susannah W. Groves
Assistant Vice President, Cash Management Advisor

Steven E. Miller
Assistant Vice President, Loan Review Officer

Kelly L. Rosenzweig
Assistant Vice President, Senior Financial Analyst

Timothy S. Wise
Assistant Vice President, Administrative Services

Mary C. Buck, CBA, CRCM
Compliance Officer

Phyllis A. Crumley
Retail Services Officer

Rose M. Detter
Retail Services Officer

Renee K. Eberly
Senior Settlement Services Officer

Donna A. Massa
Training Officer

Phyllis C. McCullough
Trust Officer

Sarah A. McPherson
Trust Officer

Debra A. Messersmith
Manager, Retail Support

Stephanie R. Miller
Manager, Trust Operations

Carol E. Montony
Manager, Client Care Center

Mary Anne Seitz
Training Manager

Natalie L. Thompson
Human Resources Officer

Dorcas J. Warner
Settlement Officer, Credit Services

Tamara L. Wildasin
Senior Commercial Credit Review Officer

Financial Center Managers

Christopher M. Aulbach
Marisa G. Baublitz
James W. Coombes
John S. Eaton, Jr.
Nathan D. Fischer
Tammy L. Ford
Michele K. Gowland
Carol A. Gross
Terry R. Kernan
Connie L. Kiser
Wendy M. Livingston
Dawn M. Muir
Algard P. Shaffer
Barbara J. Wilson

For location information and hours, visit **www.peoplesbanknet.com**. All Financial Centers have a 24-Hour ATM on-site for client convenience and are members of the MoneyPass® ATM Network.

Codorus Valley Financial Advisors, Inc.

Officers

Harry R. Swift, Esquire
President

William H. Thompson, CLU, CHFC
Executive Vice President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Todd A. Tyson, CFSSP
Vice President

Registered Representatives

Rick A. Danielowski
David J. Garber
Steven E. Poff
Richard B. Shuster
William H. Thompson, CLU, CHFC
David J. Tushingham
Jason R. Weber

SYC Settlement Services, Inc.

Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Scott T. Weaver
Vice President

Contact Information

To contact any Financial Center, the Client Care Center, or any bank employee, please call us at 717-846-1970 or 1-888-846-1970.

Electronic Access

Internet Banking and Online Bill Payment Services are available at **www.peoplesbanknet.com**. PhoneconnecT® 24-Hour Telephone Banking may be accessed by calling 717-747-1555 or 1-888-767-1555.

Codorus Valley Bancorp, Inc. • Codorus Valley Corporate Center • 105 Leader Heights Road • York, PA 17403-5137 • (717) 747-1519
www.peoplesbanknet.com

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